                                       FORM 6-K

                            SECURITIES EXCHANGE COMMISSION
                                Washington, D.C. 20549

                               REPORT OF FOREIGN ISSUER
                         Pursuant to Rule 13a-16 or 15d-16 of
                         the Securities Exchange Act of 1934

                            COMMISSION FILE NUMBER 0-15577
                            FOR THE MONTH OF DECEMBER 1997

                      CONSOLIDATED NEVADA GOLDFIELDS CORPORATION
                   -----------------------------------------------
                   (Translation of registrant's name into English)

                              1801 BROADWAY, SUITE 1620
                                DENVER, COLORADO 80202
                       (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F    X                Form 40-F
                         -------                        -------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes                           No   X
                   -----                        -----

     If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-      .

ENCLOSED IS PRESS RELEASE #97-024 FOR CONSOLIDATED NEVADA GOLDFIELDS
CORPORATION.

Pursuant to the Requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                         CONSOLIDATED NEVADA GOLDFIELDS CORPORATION
                         ------------------------------------------
                         (Registrant)



Date:  Dec. 23, 1997     /s/ JAMES S. STIRBIS, JR.
       -------------     ------------------------------------------------
                         By: James S. Stirbis, Jr. - Corporate Secretary
                                                     and Treasurer

DENVER, CO - DECEMBER 19, 1997
#97-024
5:00 PM MST



            CONSOLIDATED NEVADA GOLDFIELDS CORPORATION ANNOUNCES
                            CORPORATE ACTIVITIES


Consolidated Nevada Goldfields Corporation ("Company") announces today it has reached agreement with ING (U.S.) Capital Corporation ("ING") to amend the repayment terms of the 15,911 troy ounces of gold currently past due. The repayment schedule will commence on December 31, 1997, consisting of 2,611 troy ounces of gold or dollar equivalent, with five consecutive monthly payments of 2,660 troy ounces of gold or dollar equivalent, terminating on May 31, 1998.

The Company previously announced it had signed an indicative term sheet with Standard New York, Inc. and Standard Bank London Limited (Standard) to provide a credit facility consisting of $30 million in term debt and a related $15 million hedging facility contingent upon a completion guarantee by a major shareholder of the Company as a condition to obtaining this financing. Negotiations of the terms of the completion guarantee with the major shareholder have reached an impasse and the Company ceased discussions with Standard.

The Company is in discussions with a major shareholder to obtain sufficient funds to continue operations and is addressing operational performance and the financial affairs of the Company with a view to restructure its operations and debt in an orderly fashion. The restructuring of the Company may involve discontinuation of uneconomic mining operations. The ability of the Company to restructure its operations and debt will depend upon the Company successfully completing its discussions to obtain such funding.

Consolidated Nevada Goldfields Corporation is a Denver-based, international mining company with six producing mining properties and over 1,300 employees. The Company reserves include 740,000 ounces of gold, 51 million ounces of silver, and 38 million pounds of copper. The Company shares trade on the Toronto exchange under the symbol KNV, on the NASDAQ under the symbol KNVCF, and on the Stuttgart, Frankfurt, and Berlin exchanges under the symbol CNV.

For additional information please contact Consolidated Nevada Goldfields Corporation, Alex Bissett, President and Chief Executive Officer at (303) 296-3200.